Exhibit 99.1

Pacific Drilling Announces Second-Quarter 2017 Results

•	Revenues for second-quarter of $67.1 million with a revenue efficiency(a) of 95.5%
•	Net loss of $138.1 million, resulting in $6.48 loss per diluted share
•	Operating and G&A costs of $85.1 million, a reduction of 5.6% from a year ago
•	2017 Senior Secured Notes consent solicitation has expired without receiving sufficient consents to approve the maturity extension

LUXEMBOURG (August 3, 2017) - Pacific Drilling S.A. (NYSE: PACD) today announced a  net loss for second-quarter 2017 of $138.1 million or $6.48 per diluted share, compared to a  net loss of $99.8 million or $4.69 per diluted share for first-quarter 2017, and net income of $8.2 million or $0.39 per diluted share for second-quarter 2016.

CEO Paul Reese said, "Despite a very challenging market which has significantly impacted our revenues, we achieved solid operational performance with a second-quarter revenue efficiency of 95.5% and continued strong cost control. Lately, we have received an increase in market inquiries for projects in several deepwater regions of the world starting sometime in 2018, which is promising.”

Mr. Reese continued, “On behalf of the entire  Company, I would like to personally thank Chris Beckett, my predecessor as CEO, under whose leadership Pacific Drilling has grown into a highly respected and established offshore drilling contractor.”



Second-Quarter 2017 Operational and Financial Commentary

Contract drilling revenue for second-quarter 2017 was $67.1 million, which included $5.1 million of deferred revenue amortization, compared to first-quarter 2017 contract drilling revenue of $105.5 million, which included $31.1 million of deferred revenue amortization. The decrease in revenues resulted primarily from the Pacific Santa Ana completing its contract in January 2017 compared to being offhire throughout the second-quarter 2017, partially offset by the Pacific Scirocco starting its contract with Hyperdynamics in second-quarter 2017 compared to being offhire throughout the first-quarter 2017. During second-quarter 2017, our operating fleet achieved average revenue efficiency of 95.5%.

Operating expenses for second-quarter 2017 were $65.0 million as compared to $60.4 million for first-quarter 2017. Operating expenses for second-quarter 2017 included $2.6 million in amortization of deferred costs, $1.1 million in reimbursable expenses, and $5.9 million in shore-based and other support costs.

General and administrative expenses for second-quarter 2017 were $20.1 million, compared to $22.5 million for first-quarter 2017. Excluding certain legal and financial advisory fees of $6.4 million in second-quarter 2017 and $6.1 million in first-quarter 2017, our corporate overhead expenses(b) for second-quarter 2017 were $13.7 million, compared to $16.4 million for first-quarter 2017.

EBITDA(c) for second-quarter 2017 was $(17.6) million, compared to EBITDA of $21.9 million in the first-quarter 2017.

For second-quarter 2017, cash flow from operations was $(73.5) million. Cash balances, including $8.5 million in restricted cash, totaled $415.6 million as of June 30, 2017, and total outstanding debt was $3.0 billion.

On July 5, 2017, we announced the launch of a private consent solicitation pursuant to which we solicited the consent of the holders of the 2017 Senior Secured Notes to an extension of the maturity date of the notes to June 1, 2018 in order to give us more time to negotiate a refinancing transaction or undertake a holistic restructuring with all of our creditors. The solicitation expired in accordance with its terms on August 2, 2017 without receiving sufficient consents to approve the maturity extension.

In light of the results of the solicitation and to ensure the Company has sufficient liquidity in light of current market conditions and its debt obligations, the Company is considering various means to increase its available liquidity, including potentially seeking to raise additional debt financing. The Company is also reviewing various ways to further reduce costs.

If the Company is unable to complete a restructuring, or refinance or extend the maturity of the 2017 Senior Secured Notes prior to their maturity in December 2017, the Company may be unable to repay the Notes at maturity, which would trigger cross-default provisions in the Company’s other debt instruments. In addition, as previously disclosed, the Company expects that it will be in violation of the maximum leverage ratio covenant in its 2013 Revolving Credit Facility and its Senior Secured Credit Facility for the fiscal quarter ending on September 30, 2017. If the Company is unable to obtain waivers of such covenants or amendments to the debt agreements, such covenant default would entitle the lenders under such facilities to declare all outstanding amounts under such debt agreements to be immediately due and payable. Such acceleration would also trigger the cross-default provisions in the Company's other debt instruments. The Company is evaluating various alternatives to address its liquidity and capital structure, which may include a private restructuring or a negotiated restructuring of its debt under the protection of Chapter 11 of the U.S. Bankruptcy Code.

CFO John Boots commented, “We continue to engage in discussions with our shareholders, the bank lenders and the ad hoc group of holders of our public debt on the terms of a restructuring, although there is currently no consensus as to the form or structure of any restructuring.”

The Company will not be holding an earnings conference call this quarter.

Footnotes

(a) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

(b) Corporate overhead expenses is a non-GAAP financial measure. For a definition of corporate overhead expenses and a reconciliation to general and administrative expenses, please refer to the schedule included in this release.

(c) EBITDA is a non-GAAP financial measure. For a definition of EBITDA and a reconciliation to net income, please refer to the schedules included in this release.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature.

Forward-looking statements express current expectations or forecasts of possible future results or events, including future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; business strategies and plans and objectives of management; estimated duration of client contracts; backlog; ability to repay indebtedness; expectations regarding potential future covenant defaults on long-term indebtedness; expected capital expenditures and projected costs and savings.

Although the Company believes that the assumptions and expectations reflected in their forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s control.

Important factors that could cause actual results to differ materially from expectations include: the global oil and gas market and its impact on demand for services; the offshore drilling market, including reduced capital expenditures by clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with the Company’s fleet; costs related to stacking of rigs; the Company’s ability to enter into and negotiate favorable terms for new drilling contracts or extensions; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; the Company’s substantial level of indebtedness; the Company’s ability to obtain waivers or amendments to its maximum leverage ratio covenant at the end of the third quarter of 2017 if necessary, or with respect to other potential future debt covenant defaults; the Company’s ability to continue as a going concern and any potential bankruptcy proceeding; the Company’s ability to repay debt and adequacy of and access to sources of liquidity; and the other risk factors described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

The Company does not undertake any obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Johannes (John) P. Boots
Pacific Drilling SA
+352 26 84 57 81

Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended			Six Months Ended June 30,
	June 30,	March 31,	June 30,
	2017	2017	2016	2017	2016
Revenues
Contract drilling	$67,073	$105,509	$203,710	$172,582	$409,088
Costs and expenses
Operating expenses	(64,988)	(60,448)	(75,988)	(125,436)	(154,961)
General and administrative expenses	(20,149)	(22,461)	(14,195)	(42,610)	(29,321)
Depreciation expense	(69,863)	(69,631)	(68,213)	(139,494)	(136,289)
	(155,000)	(152,540)	(158,396)	(307,540)	(320,571)
Operating income (loss)	(87,927)	(47,031)	45,314	(134,958)	88,517
Other income (expense)
Interest expense	(50,388)	(50,011)	(46,116)	(100,399)	(91,609)
Gain on debt extinguishment	—	—	14,231	—	14,231
Other income (expense)	496	(729)	(3,816)	(233)	(2,184)
Income (loss) before income taxes	(137,819)	(97,771)	9,613	(235,590)	8,955
Income tax expense	(247)	(2,076)	(1,379)	(2,323)	(3,232)
Net income (loss)	$(138,066)	$(99,847)	$8,234	$(237,913)	$5,723
Earnings (loss) per common share, basic	$(6.48)	$(4.69)	$0.39	$(11.17)	$0.27
Weighted average number of common shares, basic	21,317	21,273	21,178	21,295	21,150
Earnings (loss) per common share, diluted	$(6.48)	$(4.69)	$0.39	$(11.17)	$0.27
Weighted average number of common shares, diluted	21,317	21,273	21,178	21,295	21,150

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value) (unaudited)

	June 30,	March 31,	December 31,
	2017	2017	2016
Assets:
Cash and cash equivalents	$407,059	$498,890	$585,980
Restricted cash	8,500	8,505	40,188
Accounts receivable	36,138	40,411	94,622
Materials and supplies	92,029	94,482	95,679
Deferred costs, current	10,854	10,183	10,454
Prepaid expenses and other current assets	15,155	8,505	13,892
Total current assets	569,735	660,976	840,815
Property and equipment, net	4,783,814	4,848,409	4,909,873
Long-term receivable	202,575	202,575	202,575
Other assets	51,017	46,942	44,944
Total assets	$5,607,141	$5,758,902	$5,998,207

Liabilities and shareholders’ equity:
Accounts payable	$18,573	$20,671	$17,870
Accrued expenses	46,010	37,020	45,881
Long-term debt, current	1,692,024	467,802	496,790
Accrued interest	12,827	33,059	14,164
Deferred revenue, current	25,964	24,327	45,755
Total current liabilities	1,795,398	582,879	620,460
Long-term debt, net of current maturities	1,322,232	2,547,888	2,648,659
Deferred revenue	22,899	27,430	32,233
Other long-term liabilities	32,801	30,473	30,655
Total long-term liabilities	1,377,932	2,605,791	2,711,547
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 22,551 shares issued and 21,325, 21,284 and 21,184 shares outstanding as of June 30, 2017, March 31, 2017 and December 31, 2016, respectively	213	213	212
Additional paid-in capital	2,363,659	2,362,458	2,360,398
Accumulated other comprehensive loss	(16,931)	(17,375)	(19,193)
Retained earnings	86,870	224,936	324,783
Total shareholders’ equity	2,433,811	2,570,232	2,666,200
Total liabilities and shareholders’ equity	$5,607,141	$5,758,902	$5,998,207

PACIFIC DRILLING S. A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016

Cash flow from operating activities:
Net income (loss)	$(138,066)	$(99,847)	$8,234	$(237,913)	$5,723
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	69,863	69,631	68,213	139,494	136,289
Amortization of deferred revenue	(5,118)	(31,079)	(12,658)	(36,197)	(25,316)
Amortization of deferred costs	2,556	3,306	3,253	5,862	6,088
Amortization of deferred financing costs	8,310	8,091	3,641	16,401	7,266
Amortization of debt discount	314	305	322	619	645
Deferred income taxes	(959)	908	741	(51)	2,456
Share-based compensation expense	1,791	2,215	1,511	4,006	3,675
Gain on debt extinguishment	—	—	(14,231)	—	(14,231)
Changes in operating assets and liabilities:
Accounts receivable	4,273	54,211	(723)	58,484	29,868
Materials and supplies	513	1,197	988	1,710	2,998
Prepaid expenses and other assets	(8,531)	(1,495)	(3,848)	(10,026)	(10,903)
Accounts payable and accrued expenses	(10,687)	16,421	(27,456)	5,734	(29,868)
Deferred revenue	2,224	4,848	—	7,072	—
Net cash provided by (used in) operating activities	(73,517)	28,712	27,987	(44,805)	114,690
Cash flow from investing activities:
Capital expenditures	(3,297)	(10,127)	(13,089)	(13,424)	(41,677)
Purchase of available-for-sale securities	(4,000)	—	—	(4,000)	—
Net cash used in investing activities	(7,297)	(10,127)	(13,089)	(17,424)	(41,677)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(37)	(154)	(87)	(191)	(87)
Proceeds from long-term debt	—	—	—	—	235,000
Payments on long-term debt	(10,058)	(134,540)	(51,000)	(144,598)	(52,875)
Payments for financing costs	(927)	(2,664)	—	(3,591)	—
Net cash provided by (used in) financing activities	(11,022)	(137,358)	(51,087)	(148,380)	182,038
Net increase (decrease) in cash and cash equivalents	(91,836)	(118,773)	(36,189)	(210,609)	255,051
Cash, cash equivalents and restricted cash, beginning of period	507,395	626,168	407,273	626,168	116,033
Cash, cash equivalents and restricted cash, end of period	$415,559	$507,395	$371,084	$415,559	$371,084

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, and gain from debt extinguishment. EBITDA and adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are used by management to measure the Company's operations. Management believes that EBITDA and Adjusted EBITDA present useful information to investors regarding the Company's operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Income (Loss) to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016

Net income (loss)	$(138,066)	$(99,847)	$8,234	$(237,913)	$5,723
Add:
Interest expense	50,388	50,011	46,116	100,399	91,609
Depreciation expense	69,863	69,631	68,213	139,494	136,289
Income tax expense	247	2,076	1,379	2,323	3,232
EBITDA	$(17,568)	$21,871	$123,942	$4,303	$236,853

Subtract:
Gain on debt extinguishment	—	—	(14,231)	—	(14,231)
Adjusted EBITDA	$(17,568)	$21,871	$109,711	$4,303	$222,622

Corporate Overhead Expenses Reconciliation

Corporate overhead expenses is a non-GAAP financial measure defined as general and administrative expenses less certain unusual legal expenses related to our arbitration proceeding and patent litigation, as well as legal and financial advisory expenses related to our on-going debt restructuring efforts. We included corporate overhead herein because it is used by management to measure the Company's ongoing corporate overhead. Management believes that ongoing corporate overhead expenses present useful information to investors regarding the financial impact of Company's cost savings measures and optimization of overhead support structure during the periods presented below. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of General and Administrative Expenses to Non-GAAP Corporate Overhead Expenses

(in thousands) (unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
General and administrative expenses	$20,149	$22,461	$14,195	$42,610	$29,321
Subtract:
Legal and advisory expenses	(6,400)	(6,067)	(2,861)	(12,468)	(5,650)
Corporate overhead expenses	$13,749	$16,394	$11,334	$30,142	$23,671